

June 15, 2011

Via E-mail
Mr. John W. Gamble, Jr.
Chief Financial Officer
Lexmark International, Inc.
One Lexmark Centre Drive
740 West New Circle Road
Lexington, KY 40550

> **Re:** **Lexmark International, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2010**
> **Filed February 28, 2011**
> **Form 10-Q for Fiscal Quarter Ended March 31, 2011**
> **Filed March 31, 2011**
> **File No. 001-14050**

Dear Mr. Gamble:

We have reviewed your filings and have the following comments. Please note that we have limited our review to only your financial statements and related disclosures. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2010

Item 1. Business

Environmental and Regulatory Matters, page 14

1.   We note your statement that environmental costs and accruals are presently not material to your operations or financial condition. Please clarify whether such costs are material to your results of operations, cash flows, statement of changes in stockholders' equity and comprehensive earnings and confirm that you will revise this disclosure in future filings.

Also, tell us if you are currently involved, or have previously been involved, in remediation efforts and if so, tell us the amounts incurred, to date, and the additional amounts you expect to incur with regards to such efforts. Further tell us why you have not included a discussion of these potential contingencies in Note 19. In this regard, if there is a least a reasonable possibility that a loss exceeding amounts already recognized (or not recognized) may have been incurred, you must either disclose the estimated additional loss or range of loss that is reasonably possible or state that such an estimate cannot be made. Please tell us whether you believe that it is reasonably possible additional losses would be material and, if so, tell us how your disclosures comply with paragraphs 3 through 5 of ASC 450-20-50 and SAB Topic 5Y.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Provision for Income Taxes and Related Matters, page 44

2.   We note your risk factor discussion on page 18 regarding the potential impact of the shift in earnings from jurisdictions with lower statutory tax rates to those with higher statutory tax rates. Tell us your consideration to provide disclosures that explain in greater detail the impact on your effective income tax rates and obligations of having proportionally higher earnings in countries where you have lower statutory tax rates. In this regard, you should consider explaining the relationship between the foreign and domestic effective tax rates in greater detail as it appears as though separately discussing the foreign effective income tax rates may be important information necessary to understanding your results of operations. Also, to the extent that one or two countries have had a more significant impact on your effective tax rate, then tell us how you considered disclosing this information and including a discussion regarding how potential changes in such countries' operations may impact your results of operations. We refer you to Item 303(a)(3)(i) of Regulation S-K and Section III.B of SEC Release 34-48960.

Liquidity and Capital Resources, page 51

3.   We note that a significant amount of revenue is generated outside of the U.S. We further note your ability to fund operations from your current cash and cash equivalents and marketable securities could be limited by the possible tax implications of moving proceeds across jurisdictions. It appears that cash and cash equivalents held outside of the U.S. as well as foreign balances restricted from repatriation by local laws could be substantial. Tell us your consideration to disclose the amount of cash and cash equivalents that are currently held outside of the United States and the amounts that are subject to restriction from repatriation. We refer you to Item 303(a)(1) of Regulation S-K and Section IV of SEC Release 34-48960.

Item 8. Financial Statements and Supplementary Data

Notes to Consolidated Financial Statements

Note 14. Income Taxes, page 104

4.   We note the caption in your effective income tax rate reconciliation for "foreign tax differential." Please explain how this amount is determined and identify the significant components of this item for each year presented. In this regard, tell us which of your foreign jurisdictions had a more significant impact on your effective tax rate for each period presented.

5.   Please explain further what the line item for "reversals of previously accrued taxes" represents and specifically address the reasons for such reversals for each period presented. Also, tell us whether these amounts are the same as the "nonrecurring tax items" referred to in footnote 5 to your selected financial data table on page 26. If so, tell us how you determined these were "nonrecurring" items as it appears you have recorded similar adjustments for the past five years. If these items are not the same, then explain further what the nonrecurring adjustments referenced on page 26 represent.

Note 19. Commitments and Contingencies, page 119

6.   We note from your disclosures regarding the company's various legal proceedings that in certain matters you have accrued for probable losses. If there is a reasonable possibility that losses exceeding amounts already recognized may have been incurred and the amount of those additional losses would be material you must either disclose the estimated additional losses, or state that such an estimate cannot be made. Please tell us whether you believe that it is reasonably possible that additional losses would be material and, if so, how your disclosures comply with paragraphs 3 through 5 of ASC 450-20-50 and SAB Topic 5Y.

7.   In addition, please explain further your statement that the company believes it has "adequate provisions" and tell us how this compares to the disclosures in your March 31, 2011 Form 10-Q where you indicate that the company has not established reserves at this time.

Form 10-Q for Fiscal Quarter Ended March 31, 2011

Notes to Condensed Consolidated Financial Statements

Note 16. Recent Accounting Pronouncements, page 25

8.   We note that upon the adoption of ASU 2009-13, you are now using best estimate of selling price ("BESP") when allocating the transaction price for most of your deliverables

under multiple element arrangements. In addition, we note that BESP for your hardware and supplies is determined by examining the average unit revenue of stand-alone products sales and utilizing a weighted average approach to determine a range of BESP by product family and for service deliverables, it is determined by utilizing a cost plus margin approach.   Please tell us and expand your disclosures to more clearly explain how you determine BESP for both products and services. In this regard, describe further how a weighted average approach by product family is a reasonable approach in determining BESP for products. Likewise, describe further the cost plus margin approach for determining BESP on services. For both include a discussion of any other facts, trends, inputs, techniques or assumptions that are incorporated into your analyses. We refer you to ASC 605-25-50-2.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Melissa Kindelan, Staff Accountant at (202) 551-3564 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3499 with any other questions.

Sincerely,

/s/ Kathleen Collins

Kathleen Collins
Accounting Branch Chief